

FOR: **GOTTSCHALKS INC.**

CONTACT: Greg Ambro
Executive Vice President, Chief Operating Officer
(559) 434-4800
or
Financial Dynamics:
Leigh Parrish, Stephanie Rich
(212) 850-5651, (212) 850-5706

DISTRIBUTION: NORTHERN CALIFORNIA NEWS LINE & EMAIL/FAX LIST

FOR RELEASE ON THURSDAY, DECEMBER 4TH AT 4:05 P.M. E.S.T.

GOTTSCHALKS REPORTS THIRD QUARTER FISCAL 2008 FINANCIAL RESULTS

FRESNO, CA – December 4, 2008 – Gottschalks Inc. (Pink Sheets: GOTT.PK) today reported unaudited financial results for the third quarter of fiscal 2008. Net loss for the third quarter was $10.1 million, or $0.76 per diluted share, compared to a net loss of $4.1 million, or $0.30 per diluted share, for the third quarter of fiscal 2007.

A large portion of the year-over-year increase in net loss for the third quarter resulted from a non-cash charge of $4.2 million in income tax expense. The non-cash charge relates to a valuation allowance that was established by the Company as a result of uncertainty in realizing its deferred tax assets, which was due to the cumulative net losses generated in the last two years. For the third quarter of 2008, the pre-tax loss was $9.1 million compared to $8.7 million in the same period last year.

Net loss for the third quarter also includes two additional unusual items, which are not indicative of core operating activities. These unusual items were:

- a gain of $8.7 million pre-tax recorded as a result of the Company's sale of one of its two Palmdale, California stores.

- a non-cash goodwill impairment charge of $7.5 million pre-tax, which does not impact the Company's revolving credit facility covenants. The Company determined that, in accordance with accounting pronouncement SFAS No. 142, it must recognize impairment of its goodwill. A fair value analysis was completed of the carrying value of goodwill for the third quarter of fiscal 2008 and, as a result, the Company recorded a non-cash goodwill impairment charge. The value analysis takes into account a reduced market capitalization, recent and expected operating performance, and an expectation that current weak macroeconomic trends will continue in the near-term, among other factors.

For the first nine months of fiscal 2008, the pre-tax loss was $24.9 million versus a pre-tax loss of $22.1 million for the same period last year. For the first nine months of fiscal 2008, net loss was $19.7 million, or $1.48 per diluted share, compared to a net loss of $13.6 million, or $0.99 per diluted share, for the first nine months of fiscal 2007.

As previously reported, for the third quarter of fiscal 2008, which consisted of 13 weeks, same store sales decreased 12.1% and total sales decreased 13.3% to $119.1 million from $137.4 million for the third fiscal quarter last year. On a year-to-date basis, which consisted of 39 weeks, same store sales decreased 9.7%. Total sales on a year-to-date basis decreased 10.9% to $378.0 million compared to $424.1 million in the same period last year. The Company operated the same number of stores for the month and one less store for the year-to-date period compared to the same periods in fiscal 2007.

Jim Famalette, Chairman and Chief Executive Officer of Gottschalks, stated, "Like most retailers, we are operating against a backdrop of weakened consumer spending and a macroeconomic environment which has sharply deteriorated. As a result, we experienced greater pressure on our sales and margins during the third quarter. However, we continue to take aggressive steps to manage our business and remain focused on effectively controlling our expenses, inventory and cash. We ended the quarter with comparable store inventory down 5.3% compared to the end of the third quarter of 2007 and also reduced our SG&A expenses by $2.3 million during the quarter versus the same period last year."

Mr. Famalette continued, "Looking forward through the holiday season, we believe our inventory levels are appropriate to meet reduced demand. Further, we plan to adjust our promotional strategy to remain competitive while preserving gross margin where possible. The current retail and credit markets are extremely difficult. We remain focused on managing through the challenging environment and we are planning our business very conservatively."

Everbright Overseas Ltd.
The Company has signed a definitive agreement with Everbright Overseas for a capital infusion into the business as well as a strategic partnership that will diversify its business model. The proposed transaction remains subject to customary closing conditions, including approval by shareholders, receipt of third party consents, including credit facility lenders and a diligence review expiring on December 15, 2008.

Earnings Teleconference and Webcast
Gottschalks will host a conference call today at 1:30 p.m. Pacific Time to review its results for the second quarter fiscal 2008. To access the call, dial 800-894-5910 to listen to the call on the day of the event. The Conference ID is GOTT. If you are unable to participate in the call, a replay will be made available through December 11, 2008. To access this service, please dial 800-757-4768. No passcode is required for replay. The live conference call and replay can also be accessed via audio web cast at the Investor Relations section of the Company's web site, located at www.gottschalks.com.

About Gottschalks
Gottschalks is a regional department store chain, currently operating 59 department stores and three specialty apparel stores in six western states, including California (38), Washington (7), Alaska (5), Oregon (5), Nevada (2) and Idaho (2). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements

This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of its stores or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. GOTTSCHALKS DOES NOT PRESENTLY INTEND TO UPDATE THESE STATEMENTS AND UNDERTAKES NO DUTY TO ANY PERSON TO EFFECT ANY SUCH UPDATE UNDER ANY CIRCUMSTANCES.

(Tables Follow)

GOTTSCHALKS INC.
CONDENSED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	November 1, 2008	November 3, 2007	November 1, 2008	November 3, 2007
Net sales	$119,147	$137,352	$377,970	$424,122
Net credit revenues	1,784	1,178	5,521	3,406
Net leased department revenues	487	535	1,614	1,790
Total revenues	121,418	139,065	385,105	429,318
Costs and expenses:				
Cost of sales	77,000	90,302	251,590	281,834
Selling, general and administrative expenses	48,088	50,436	140,918	150,083
Depreciation and amortization	4,001	3,618	11,986	11,215
Net (gain) loss on disposal of assets	(8,743)	497	(8,801)	418
Impairment of goodwill	7,501	-	7,501	-
New store opening costs	412	372	625	387
Store closure costs	50	56	62	109
Total costs and expenses	128,309	145,281	403,881	444,046
Operating loss	(6,891)	(6,216)	(18,776)	(14,728)
Other (income) expense:				
Interest expense	2,215	2,738	6,359	7,848
Miscellaneous income	(50)	(230)	(229)	(495)
	2,165	2,508	6,130	7,353
Loss before income tax expense (benefit)	(9,056)	(8,724)	(24,906)	(22,081)
Income tax expense (benefit)	1,093	(4,600)	(5,250)	(8,515)
Net loss	($10,149)	($4,124)	($19,656)	($13,566)
Net loss per common share:				
Basic and diluted	($0.76)	($0.30)	($1.48)	($0.99)
Weighted average # of common shares outstanding:				
Basic and diluted	13,296	13,684	13,289	13,657

GOTTSCHALKS INC.
CONDENSED BALANCE SHEETS
(In thousands)
(unaudited)

	November 1, 2008	February 2, 2008	November 3, 2007
ASSETS			
CURRENT ASSETS:			
Cash	$4,651	$4,032	$6,336
Receivables - net	4,510	7,049	2,150
Merchandise inventories	199,748	149,310	207,022
Other	16,590	18,984	22,561
Total current assets	225,499	179,375	238,069
PROPERTY AND EQUIPMENT - net	131,828	137,931	138,221
OTHER LONG-TERM ASSETS	7,455	14,688	14,832
	$364,782	$331,994	$391,122
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Trade accounts payable and other current liabilities	$89,624	$72,559	$103,233
Current portion of long-term obligations	3,575	1,525	1,496
Total current liabilities	93,199	74,084	104,729
REVOLVING LINE OF CREDIT	141,273	93,899	117,310
LONG-TERM OBLIGATIONS (less current portion)	10,872	12,049	12,433
OTHER LIABILITIES	12,811	21,837	26,533
SUBORDINATED NOTE PAYABLE TO AFFILIATE	14,180	18,180	18,180
COMMITMENTS AND CONTINGENCIES			
STOCKHOLDERS' EQUITY	92,447	111,945	111,937
	$364,782	$331,994	$391,122

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